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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                            Form 20-F X   Form 40-F
                                     ---            ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                               Yes         No X
                                  ---        ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                               Yes        No X
                                  ---       ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes       No X
                                  ---      ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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Endesa's Disclosure Regarding Auna

    NEW YORK--(BUSINESS WIRE)--July 27, 2005--Endesa (NYSE:ELE), Banco Santander Central Hispano and Union Fenosa, main shareholders of the Auna Group, reached an initial agreement with Orange, France Telecom subsidiary, for the sale of Auna's mobile telecom business provided under its subsidiary Amena. Auna's minority shareholders will have the option to join the conditions of this sale.
    The operation will imply the sale of an 80% equity stake of Auna following the spin-off of Auna TLC and other assets not related to the mobile business coupled with the Auna's shareholders approval in its Annual Shareholders Meeting. The main terms of the operation are the following:

    -- 80% equity stake of Auna (following the above mentioned spin-off and once debt is discounted) is priced at Euro 6,400 million, subject to common adjustment in transactions of this nature depending, mainly, on net debt and working capital deviation until the deal closing date. This price assumes a firm value for Amena of Euro 10,600 million (includes debt and minorities).

    -- If required by the buyer, the sellers will have to reinvest part of the sales proceeds (up to Euro 3,000 million, to be determined by the buyer) in new shares issued by France Telecom that must be held until January 1st, 2007. Between January 1st and March 31st of 2007 the sellers may put up these shares for sale, settling with France Telecom the difference, positive or negative, between the selling price and an equivalent one calculated using the present value of the acquisition plus a 4% annual rate. Additionally, France Telecom will have an option to purchase those shares at the described price.

    -- With regard to the 20% equity stake of Auna not sold, it can be transferred to Orange, France Telecom, a third party or through its listing in an stock market after 3 years of the completion of the initial sale. A mechanism has been agreed under which a minimum share price of 90% of the one paid by Orange in the initial sale plus a 4,5% annual rate is guaranteed.

    Once the operation is completed, France Telecom and Orange plan to merge Auna, consequently Amena, with France Telecom Espana (Wanadoo). Endesa, Banco Santander Central Hispano and Union Fenosa together with the remaining shareholders of Auna, will become shareholders of the merged company. The sellers will have the right to determine, jointly, at least, one board member of this company.
    The operation is subject to the approval of all parties Board of Directors and the signature of a definitive agreement, which must be done before July 29th. Similarly, it will be necessary that France Telecom Annual Meeting approves the capital increase needed, if required, for the reinvestment mentioned before. Additionally, the operation will be submitted to Antitrust Authorities approval.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: July 27th, 2005             By: /s/ David Raya
                                       --------------------------------------
                                   Name:   David Raya
                                   Title:  Manager of North America Investor
                                           Relations